Filed by Stora Enso Oyj
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Consolidated Papers, Inc.
                           Commission File No. 001-11359


We urge you to read the Proxy Statement/Prospectus dated July 26, 2000, which Stora Enso has filed with the Securities Exchange Commission as part of a Registration Statement, because it contains important information. The Proxy Statement/Prospectus was sent on or about July 28, 2000 to stockholders of Consolidated Papers, Inc. seeking their approval of the proposed merger of Consolidated Papers with a subsidiary of Stora Enso. You may obtain a free copy of the Proxy Statement/Prospectus and other documents filed by Consolidated Papers (as well as certain documents filed by Stora Enso) with the Commission at the Commission's web site at www.sec.gov. Stora Enso's Registration Statement on Form F-4 (File No. 333-12342) may also be obtained from the Commission's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Registration Statement, including documents incorporated by reference therein, may also be obtained from Stora Enso by contacting Stora Enso Oyj, Attention: Maija Harsu, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland, and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc., Attention: Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O. Box 8050, Wisconsin Rapids, Wisconsin 54495-8050. Consolidated Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the transaction. Information concerning the participants is set forth in the Proxy Statement/Prospectus.


                                      * * *

     The following press release was issued by Stora Enso Oyj on August 18, 2000.

                             [Stora Enso Letterhead]

Stora Enso Extraordinary General Meeting on 18 August 2000

The Stora Enso Extraordinary General Meeting on 18 August 2000 approved the merger and merger plan between Stora Enso and Consolidated Papers, Inc., which will result in the acquisition of Consolidated Papers, Inc. by the Stora Enso Group.

The Meeting also approved the issuance of up to 200 million new R shares to the Consolidated Papers' shareholders for the acquisition of Consolidated Papers, Inc. and authorized the Board of Directors to grant option rights to replace the current option schemes of Consolidated Papers, Inc. for its personnel.

The maximum number of the members of the Board was changed to eleven (11) ordinary members. George W. Mead, Chairman of Consolidated Papers, Inc. was elected as the eleventh member of the Board effective at the closing of the acquisition.